SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 6)*

GOLD FIELDS LIMITED

(Name of Issuer)

ORDINARY SHARES OF PAR VALUE RAND 0.50 EACH

AMERICAN DEPOSITARY SHARES,

EACH REPRESENTING ONE ORDINARY SHARE OF PAR VALUE RAND 0.50 EACH

(Title of Class or securities)

AMERICAN DEPOSITARY SHARES: 38059T106

ORDINARY SHARES: 38059R100

(CUSIP Number)

Marian van der Walt Suite No. 1 Private Bag X1 Melrose Arch, 2076 South Africa 011-27-11-684-0140	with a copy to: Elizabeth L. Katkin John M. Basnage Hogan & Hartson One Angel Court London EC2M 7HJ United Kingdom 011-44-20-7367-0200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communication)

April 18, 2005

(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP NO. 38059T106/38059R100

1	Names of Reporting Persons Harmony Gold Mining Company Limited IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Republic of South Africa

Number of Shares of Beneficially Owned by Each Reporting Person with	7 Sole Voting Power 56,606,246(1)(2) 8 Shared Voting Power 98,467,758 Ordinary Shares(2) 9 Sole Dispositive Power 56,606,246(2) 10 Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 155,074,004 Ordinary Shares(1)(2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 31.5%(1)(2)(3)
14	Type of Reporting Person (See Instructions) CO

(1)	On November 26, 2004, the South African Competition Appeal Court (“CAC”) ruled that pending final approval of the Reporting Person’s acquisition of all or a portion of the share capital of Gold Fields Limited, the Reporting Person may not vote or otherwise exercise any rights attached to the ordinary shares (including ordinary shares represented by American Depositary Shares) of Gold Fields Limited. The Reporting Person appealed the decision of the CAC on November 29, 2004. On January 27, 2005, the CAC indicated that the restriction on Harmony’s ability to vote acquired Gold Fields shares would remain in effect pending final approval by the competition authorities in South Africa. The Reporting Person nevertheless intends to use all reasonable endeavors to cause the ordinary shares of Gold Fields Limited as to which it has sole dispositive power to be voted pending the hearing of such appeal.
(2)	In addition, a total of 1,392,970 ADSs were undertaken to be delivered pursuant to notices of guaranteed delivery, but were never delivered.
(3)	The Reporting Person may be deemed to be the beneficial owner of 98,467,758 shares under the undertaking (the “Undertaking”) described in Item 6 to the statement on Schedule 13D filed by the Reporting Person on October 16, 2004. The Reporting Person disclaims beneficial ownership of any ordinary shares covered by the Undertaking.

This Amendment No. 6 to Schedule 13D is filed by Harmony Gold Mining Company Limited (“Harmony”) to amend the Schedule 13D filed on October 16, 2004, as amended on November 29, 2004, December 2, 2004, December 6, 2004, December 8, 2004 and January 28, 2005 relating to the ordinary shares, par value Rand 0.50 per share (the “Shares”), of Gold Fields Limited, a corporation organized under the laws of the Republic of South Africa (“Gold Fields”), and American Depositary Receipts (“ADSs”) representing Gold Fields ordinary shares (together “Gold Fields securities”).

ITEM 4. PURPOSE OF TRANSACTION

The information set forth in the Prospectus and Offer to Exchange dated February 25, 2005 under the captions “The Offer” and “Plans for Gold Fields after the Completion of the Offers” on pages 72 to 89 and pages 98 to 99, is incorporated herein by reference.

Item 4 is hereby amended to add the following information:

In connection with a reorganization of its investments, MMC Norilsk Nickel (“Norilsk”) executed a letter agreement (the “Consent Letter”) with Harmony on April 18, 2005, whereby Harmony consented to the transfer of the Gold Fields securities to a wholly and indirectly owned subsidiary of Norilsk, Jenington International Inc. (“Jenington”) and the cession of all of Norilsk’s rights and delegation of all of Norilsk’s obligations in terms of the Undertaking to Jenington. A copy of the Consent Letter is included as Exhibit F hereto and the description of the Consent Letter contained herein is qualified in its entirety by reference to Exhibit F, which is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following information:

In connection with a reorganization of its investments, Norilsk executed the Consent Letter with Harmony on April 18, 2005 whereby Harmony consented to the transfer of the Gold Fields securities to Jenington, a wholly and indirectly owned subsidiary of Norilsk, and the cession of all of Norilsk’s rights and delegation of all of Norilsk’s obligations in terms of the Undertaking to Jenington. A copy of the Consent Letter is included as Exhibit F hereto and the description of the Consent Letter contained herein is qualified in its entirety by reference to Exhibit F, which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented as follows:

The following exhibits are inserted after Exhibit D:

Exhibit E	Prospectus and Offer to Exchange. (1)

Exhibit F	Consent Letter dated April 18, 2005, among Norilsk, Harmony and Jenington International Inc.

Exhibit G	Press Release issued by Harmony on April 18, 2005. (2)

(1)	Incorporated by reference to the prospectus filed pursuant to rule 424(b)(3) on March 7, 2005.
(2)	Incorporated by reference to the filing made pursuant to rule 425 on April 18, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2005

HARMONY MINING GOLD COMPANY LIMITED

By:	/s/ Zacharias Bernardus Swanepoel
Name:	Zacharias Bernardus Swanepoel
Title:	Chief Executive Officer